Exhibit 99.1
Transcript of conference call held by Infocrossing, Inc. along with some of the senior executives of
Wipro Limited on August 6, 2007
     Operator: Good afternoon ladies and gentlemen. My name is Mia, and I’ll be your conference operator today. At this time, I would like to welcome everyone to the Infocrossing Investor Update Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer session.
     If you would like to pose a question during this time, please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.
     It is now my pleasure to hand the call over to your host, Zach Lonstein, Chairman and Chief Executive of Infocrossing. Sir, you may begin your conference.
     Zach Lonstein: Thank you and thank you all for joining today’s conference call. Before I start to — before I begin my remarks, Nick Letizia, who is Infocrossing’s General Counsel, is going to make one comment.
     Nick Letizia: This call contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended. As such, final results could differ from estimates or expectations due to risks and uncertainties, including, but not limited to completion of the tender offer and merger, incomplete of preliminary information, changes in government regulations and policies, continued acceptance of the company’s products and services in the marketplace, competitive factors, closing contracts with new customers or renewing contracts with existing customers on favorable terms, extending services to existing customers, new products, technological changes, the company’s dependence upon third-party suppliers, intellectual property rights, difficulties with the identification and completion and integration of acquisitions and other risks. For any of these factors, the company claims the protection of the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended.
     I’ll now turn the call back to Zach.
     Zach Lonstein: Thank you, Nick. We’re here to discuss the press release that was issued this morning announcing that we have agreed to be acquired by Wipro Limited. I’ve invited Sudip Nandy—or I have invited some of the Wipro executives to join me—to join this call so that we have someone here that can answer your questions about the Wipro business. Here in this office with me is Sudip Nandy, who is the Vice President and Chief Strategy Officer, Suresh Vaswani, who is President of IT Service Lines for Wipro Technologies, and G.K. Prasanna, who is the Senior Vice President for Technology Infrastructure Services.
     Let me begin by stating the obvious, that this is an extremely exciting announcement for the company’s shareholders, clients, and employees. Our shareholders are being rewarded for their confidence and support by being able to monetize their holdings at an attractive price. Our clients will have the benefits of a global leader in technology with comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
     Our employees will be part of a multibillion dollar IT company and they have the resources available to broaden our capabilities into higher growth markets by expanding beyond infrastructure management services into infrastructure and business applications without fear that much larger competitors will raid the niche we have built in selective outsourcing.
     We have been competing for larger and larger opportunities that are global in scope and not just based in the United States. Furthermore, we have seen that the decision to outsource the IT infrastructure is increasingly being tied to decisions about outsourcing the applications that reside on them.
     We felt that we needed a global delivery capability and greater application expertise to compete in an ever-increasing global economy. Over the previous year we have explored several options, including partnering with companies that had an offshore delivery model that we could leverage, establishing a joint venture with an offshore provider and building or acquiring offshore operations on our own.
     Every scenario would have required a significant investment to achieve the long-term benefit. As a result, we have explored several strategic alternatives for the company. In the end, we determined that Wipro was a logical choice that provided the greatest value for our shareholders, as well as our clients and employees.
     Wipro is a recognized market leader that was named one of the top ten global outsourcing professional providers in 2007 by the International Association of Outsourcing Professionals. The company also was named one of the ten leading outsourcing companies in Meta Groups 2006 list of North American Outsourcing Providers. The company’s ADR certificates are listed on the New York Stock Exchange under the symbol WIT. With over 73,000 employees in 29 countries, Wipro offers a broad set of IT services provided through a robust global delivery model.
     This is an important transaction for both companies. Approximately 65% of Wipro’s revenues come from the North American market and the company has determined that it needs to make a significant investment in building its delivery capabilities within the United States.
     For Wipro, Infocrossing provides an established national data center infrastructure, experienced staff with expertise in every major computing platform, an enterprise client base of Fortune 1,000 accounts, and complementary services that will expand Wipro’s presence in the infrastructure management, healthcare BPO, and the enterprise application services markets.
     For Infocrossing, Wipro provides greater scale, a global presence, and broader services that will enable the company to participate in larger outsourcing engagements and accelerate growth by offering a richer portfolio of services to our existing clients. We are all excited about the opportunity ahead for Infocrossing and Wipro.
     With that, let me open the call to your questions.
     Operator, I’m ready to take questions—we are ready to take questions.
     Operator: At this time, I would like to remind everyone if you would like to pose a question, you may press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.
     Your first question is coming from Trip Chaudhary of Global Equities.
     Trip Chaudhary: Thank you. A few questions here. I do follow Wipro, but I don’t follow Infocrossing, but my preliminary view of your financials don’t look good at all. Like your organic growth rates are probably 7% to 8%. The operating margins are pretty pathetic probably around 8% to 11%. And it seems like you are a very cost and capital intensive company. Of course, the shareholders of Infocrossing could be benefited, but I’m not sure if Wipro shareholders are seeing it the same way. What is in for Wipro share holdings in this acquisition and I have a follow up question too.
     Zach Lonstein: Well, okay, I’m going to let Suresh Vaswani answer that question.
     Suresh Vaswani: This is Suresh Vaswani here. For this—this acquisition is a very strategic acquisition for us. It enhances our capability quite substantially in the technology infrastructure services space where we are leaders. This acquisition gives to us strong data center services capability and will enable us to compete even more effectively, especially in the US markets, including in global outsourcing contracts. But to us, it’s a strategic acquisition. It gets us capability that we did not have previously, basically data center services capability. And, you know, we find it an extremely important part of our strategy going forward.
     Trip Chaudhary: Well, what I was wondering is their data centers are not very operating bargain friendly, like, if you look at their data centers in US. It is very, very capital intensive and what—
     Zach Lonstein: I think you may misunderstand how we operate. We have five data centers. We are not at all capital intensive. We don’t provide the equipment for our clients. What we do is we lift and place. We bring our client’s equipment into our data center and provide managed services to them. These services are provided on long-term recurring revenue contracts.
     We built the company at a 45% compounded growth rate from a revenue point of view over the last five years, and a 65% compounded growth rate from an EBITDA point of view over the last five years. The company has just reached an inflexion point, so profitability has been growing, organic growth has been growing, and free cash flow, which is a very important measure to us, has grown dramatically. It was up from $23 million last year; projection for this year was $30 million, up 35%.
     And so I think, you know, we don’t take over other company’s data centers and we don’t re-badge the employees, and we don’t buy the equipment. So that is the data center centric model, but it doesn’t happen to be our model.
     Trip Chaudhary: That is good. Now, let me ask you in terms of structuring the deal what is the cash out completely versus probably some sort of a shared plan. My question is what are the incentives? How is Wipro shareholders incentives aligned with Infocrossing shareholders—owners? Because it seems like there is no binding in your business, like you—if there’s a cash deal and you can walk away overnight. And it is a very relationship business and how do you—how does Wipro make sure that the relationships are intact and the incentives are aligned and you don’t lose people, and anything in terms of having most incentives? Thanks again and all the best.
     Sudip Nandy: Trip, this is Sudip Nandy from Wipro. What is normally understood in the industry as a data center deal is radically different from what the Infocrossing transaction is. I think all of you who are on the call need to peel the onion significantly and understand why we have done this deal. This is a transformational leap for Wipro. We are the only company in the offshore remote services space who has been launching the total outsourcing business, which is not people intensive and not data intensive.
     The missing piece of the puzzle for getting large businesses we get more than $100 million, $200 million (inaudible) five years having the capability to offer state-of-the-art data center and US presence. This brings us that capability. We—in terms of how we benefit the Wipro shareholder, when—this business that Infocrossing launched today, almost 100% of the business is recurring business.
     Revenue visibility for the next year is probably three times or two times what it is in the IT services business. For the third year in the future it is probably one and a half to two times, like 70% of the year after next in business in order to be contracted. So based on relationship (inaudible) contract dependant, the business is extremely sticky. It is expensive for our customer. It’s time consuming, price consuming, and it’s operationally damaging for our customer to move out of their business. So this gives us a chance to have an entrance into the customer and sell a whole lot of Wipro services, which Infocrossing did not have.
     Zach Lonstein: That’s a very good description. Thank you.
     Operator: Thank you. Your next question is coming from Anthony Miller of Arete Research
     Anthony Miller: Yes, hello gentlemen. Unlike the previous caller I do not follow Wipro, rather I have been a follower of Infocrossing. I apologize for that. But I would like to understand what yours plans are in terms of migrating the IFOX work offshore because surely this transaction only makes sense if you do that. And assuming that you will migrate the work offshore, won’t that mean redundancies for IFOX personnel?
     Zach Lonstein: Well, actually there is an offshore component to our plan, but one of the important aspects of the Wipro plan going forward here in the States is the onshore, offshore model. So in acquiring Infocrossing, Wipro is picking up employees with a significant amount of multi-platform capabilities, especially in the mainframe arena, which is one of the particular strengths of historical Infocrossing.
     And so the intention is to not only retain, but to leverage those capabilities onshore in the US and give them the opportunity—give the combined company the opportunity to provide services to major companies many, many of whom have mainframe requirements and need mainframe managed services. We have capabilities to provide managed services across all the platforms, but this is a particularly valuable asset for Wipro going forward.
     Anthony Miller: Doesn’t that mean then that this business is destined to languish in single digit margins going forward or very low double digit margins if you’re still planning to retain a substantial amount of work on site in the US?
     Zach Lonstein: Well, a lot of the capabilities will move offshore, but I think if you look at—as Sudip has said, if you peel the onion, you’ll see that the single digit margins are really multi-digit margins. And that incremental business because of the leverage, because of our capacity, excess capacity within our data centers every dollar of incremental revenue really comes in at a 45%, 40% to 45% incremental EBITDA margin. So the margins are—will expand as revenue grows. And we have together opportunities to provide increased services both to our existing customers and to new customers that we cannot provide individually. So we expect significant growth in revenue, significant growth in margins. There will absolutely be an offshore component that will improve the margins and at the same time, capabilities will be retained here that will give additional capabilities going forward.
     Anthony Miller: And can I just ask a question about the lift and place model? If you’re saying that the assets don’t transfer to IFOX they still belong to the customer, does that mean that at the end of the contract the customer has every right or possibly obligation to take their kit back? And if so, what impact does that have on our ability to service other clients using that same shared platform?
     Zach Lonstein: Well, the shared platform doesn’t apply to customer owned equipment. The shared platform is essentially the underlying managed services that we provide, whether it’s the facilities itself, the employees, the software that we use to provide the managed services, and so forth.
     As a practical matter, our kind of accounts, our customer relationships are virtually the ultimate in sticky relationships. We sign a four—the average is a four-year contract with the customer to provide services on a fixed price basis for a completely prescribed set of services. And our renewal rate is 95% on expiring contracts.

     And one of the reasons for that is that over time the capabilities of running these operations and the skill sets required to run these operations for our customers reside really only with Infocrossing. So moving the operations at the end of a contract are extremely difficult, the knowledge base on how to operate to provide the services only resides here, and that’s really not very much of an issue here.
     Typically, not always, but typically the customers that we don’t retain it’s because they’ve been acquired, merged, or because the application in itself has exceeded its useful life and the customer has replaced it with another application. But, other than mainframe where we do provide the equipment, which is a minor cost, and we do provide—and we use the equipment for multiple customers. The servers the come in here, the midrange systems are not shared, but owned by the individual customer and even the equipment refresh when it’s required is the customer’s responsibility.
     Anthony Miller: Okay. I’ll try putting my many other questions directly with Wipro after the call. Thanks very much.
     Zach Lonstein: Sure.
     Operator: Thank you. Your next question is coming from David Gold of Sidoti.
     David Gold: Hey, good afternoon.
     Zach Lonstein: Hey, David.
     David Gold: Quick question for you Zach. This being structured as a tender offer does that mean that presumably there’s no break up fee?
     Zach Lonstein: David, all the details of the offer will be presented shortly in the tender offer documents. It wouldn’t be appropriate for me to comment on any individual questions related to the deal structure at this point.
     David Gold: Okay. Any sense for when that may be filed?
     Zach Lonstein: By contract certainly within ten days.
     David Gold: Perfect. Thank you very much.
     Zach Lonstein: Sure.
     Operator: Thank you. Your next question is coming from Joseph Floressi of JMS.
     Joseph Floressi: Hi, guys. Again, I’m not very familiar with Infocrossing, but perhaps you could just—you guys don’t currently have any offshore capabilities do you?

     Zach Lonstein: We actually do not have offshore capabilities. We do provide services to an American client that we monitor and manage some of their service in the UK. That is the exception and providing those services is what convinced us that we needed to expand on a global basis. But, essentially we do not have global capabilities, and we’re looking forward to joining with Wipro to acquire those.
     Joseph Floressi: And how do you, I mean any initial reaction from employees as far as sort of, you know, now having a blended model and moving that work offshore?
     Zach Lonstein: Well, we announced the relationship this morning and so there’s been little time. We just had an employee conference call. The reaction to joining with Wipro has been extremely positive to this point. Largely because we have a group of very talented employees who are very confident in their capabilities and look forward to being part of a much larger organization where they can expand literally their opportunities.
     Joseph Floressi: And on a contract structure, I guess front, you know, when you go back to the clients now and say, okay look, here are our new capabilities, do you believe the bill rates or the contracts will, you know, you’ll be able to get any pricing power out of that or do you think the rates will start to come in now?
     Zach Lonstein: Well, the existing contracts typically are a fixed price over very long periods of time. And as I said, it’s very, very difficult for a customer to actually move once they’re engaged in our, you know, we lift their equipment—think about this. We lift their equipment, we bring it into our data center, we operate it for them for a number of years. So, we’ve been requested many times by our clients, we have a very intimate relationship with our clients. We have a client rep for every single client, to provide additional services and by and large we haven’t had the capabilities of doing that. And so we look forward to cross-selling services. We think that that’s going to be a great avenue of growth.
     And we also look forward to selling our services to existing Wipro clients who require infrastructure. We think that both of those are terrific opportunities and in addition the opportunity to go to market together and provide a unified service offering to a total outsourcing solution. So, we think over time that the investing world and the client world will see what a great situation this is becoming.
     Joseph Floressi: So, you’re not expecting any backlash from any current client base now that you’re offering the services, but essentially doing it for a cheaper cost?
     Zach Lonstein: Well, that actually hasn’t happened yet, and we actually expect the clients to take a very, very positive view of this, and the initial reaction from clients has been very positive.
     Sudip Nandy: This is Sudip Nandy. If I can just—the question you are asking tells me that you are extrapolating the IT services model. This business the pricing is not linked to the (inaudible) it’s highly non-linear and it’s basically element based and (inaudible) power based and so on and so forth.

     (Inaudible) has a percentage of revenue the amount of (inaudible) significantly lower than the value of this business. It’s a completely different market.
     Joseph Floressi: Okay. And then just one quick question. You said that you had high visibility headed into the future as far as the contracts are concerned. Were you expecting the growth rates to increase heading into the future? And thanks guys.
     Zach Lonstein: We have been and continue to expect growth in the future.
     Operator: Your next question is coming from Michael Emerald of Longfellow Investment.
     Michael Emerald: What regulatory approvals do you need and realistically, how long will it take you to get those regulatory approvals?
     Zach Lonstein: Again, it’ll be in the tender offer documents. HSR (Hart-Scott-Rodino) is the only one I’m aware of off the top of my head. There does not appear to be any other significant regulatory requirements at all.
     Michael Emerald: The release mentioned something about certain consents and statutes. What did that relate to? Like who needs to consent?
     Zach Lonstein: I’m not aware—looking at the release, I’m not aware of any consents and statutes at all. Not—certainly not in the release we put out.
     Michael Emerald: Okay. Do you need any overseas approval?
     Zach Lonstein: No, we only need approval internally.
     Michael Emerald: Okay. And how long is the tender going to be open for, 20 business days?
     Zach Lonstein: The details will be in the tender offer documents. It will be a typical looking tender offer.
     Michael Emerald: Okay. Thank you.
     Operator: Thank you. Your next question is coming from Dick Martel of Glazier Capital.
     Dick Martel: Oh, yes on the break up fee, what was the number again?
     Zach Lonstein: Again, the details will be in the tender offer document and it would be inappropriate for me to comment on one detail and not another.
     Dick Martel: Okay. In terms of the process you said you explored several strategic alternatives. Specifically, does that include contacting other potential strategic parties?

     Zach Lonstein: Again, all the details—we will explore that and it will all be described completely in the tender offer documents.
     Dick Martel: And when will that be filed?
     Zach Lonstein: Within ten days.
     Dick Martel: All right. Thank you.
     Operator: Thank you. Your next question is coming from Devang Kothari of JMP Securities.
     Devang Kothari: Zach, quick question. What is the current capacity utilization across all your data centers?
     Zach Lonstein: On average, it’s about 50%. We have a lot of leverage capability ahead of us.
     Devang Kothari: Yeah. So could you comment on that? As that capacity utilization goes to 70%, 80% what could your margins improve to?
     Zach Lonstein: Well, we—I’m being signaled not to do any investor relations type conversation here, but it is a leverage business model as you know, and we would expect an improvement. But, beyond that, I don’t think I can go at this point.
     Devang Kothari: Okay. So the incremental revenues come in at you said about 45% margins?
     Zach Lonstein: That’s been our historical rate, yeah.
     Devang Kothari: And could you talk a little bit about, you know, I would assume one of the reasons Wipro did this acquisition, it allows them to compete more effectively against companies like IBM, EDS, for data center outsourcing. Traditionally, what you had focused on has been selective outsourcing, which has been a very small applications that were very specific applications. If you want to go after larger deals, be it more directly with IBM, EDS, what kind of changes do you have to do on the front end on your sales force to be able to do that?
     Zach Lonstein: Well, you know, it’s a good question. As a practical matter we call selective outsourcing, our client base is largely large companies, you know, Fortune 1,000 or Fortune 2,000 companies who are given smaller engagements. Those kinds of engagements being, you know, typically from $1 million one to as much as $10 million a year. And as the company is growing and to continue to fuel our growth of necessity those engagements have gotten larger, and so we’ve been starting to run into as we go after bigger and bigger accounts or bigger and bigger engagements I should say, into the large outsourcing competitors. So, teaming with Wipro makes us a significant competitor and gives us that opportunity to compete directly and effectively.

     We’ve done surprisingly well and some of the recent announcements in terms of new business we’re very proud of them and have shown that the momentum is growing and has picked up. But, together we should be able to go to market and compete very effectively and very directly. We’ll be leveraging the Wipro sales team with the sales force here in the US and overseas as well. And so we think that the potential to even improve this momentum is very significant and we’re looking forward to it.
     Suresh Vaswani: Let me just comment at this stage. This is Suresh Vaswani from Wipro. And I want to give a perspective on technology infrastructure services which is very large and high growth service line and a differentiated service line for Wipro.
     Now, what has happened over the last couple of years is that the infrastructure services deals that we are contesting have gone up. We are contesting in the technology infrastructure services space inside is between $100 million to $250 million US dollars, a few of them, and what this acquisition will enable us to do is, you know, first of all get the data center capability which more often than not is an integral part of the customer requirement.
     And two, we believe it will substantially increase our availability insofar as these deals are concerned because customers now know that we have a footprint on the ground, we have data center capability. Here we have data center services capability. We have mainframe capability here. So to us, you know, it clearly takes us like you said into competing with—competing and competing effectively in end-to-end outsourcing deals with some of the major players here.
     Devang Kothari: So, last question, Suresh, is what measures are you putting in place to retain the current management team and the current talent at Infocrossing?
     Zach Lonstein: Well, I don’t know that we can explore that at the moment, but I can tell you that the current management team is committed as we look forward to and are excited by this opportunity to be participants in a global operation and speaking for myself, I couldn’t be more excited. And I believe that that is the case with the vast majority if not all of the management team.
     Devang Kothari: Okay. All right. Thanks for taking my questions.
     Zach Lonstein: Take care. Thank you.
     Operator: Thank you. Your next question is coming from Kanchana of Pacific Crest Securities.
     Kanchana: Hi. Thank you. I was wondering if you could with respect to Infocrossing I don’t know much about the company. Could you give us a split? It seems like you are in the ID infrastructure services area and also in the BPO space, so I was wondering if you could give us a split of your revenue stream across the service offering?
     Zach Lonstein: We don’t actually do segment reporting. The healthcare services operation is a significant part of our operation. You know, an order of magnitude it’s probably about one-third of the entire business.

     We provide Medicaid processing and Medicare Part D processing so that the government program, the government drug program we provide a couple of services related to that including reconciliation services, enrollment services, and so forth, and it’s been since the beginning of 2006 a growing part of our business. So, it’s a very important part of the business. If you know how healthcare services there’s a lot of money spent in IT in that area and we look forward to its growth and continuing its growth.
     Kanchana: Okay. I have one more question. I guess with respect to your overall client base, do you provide a number as to how many existing clients you have at this point?
     Zach Lonstein: Well, I think I said before, but I’ll say it again. We have roughly 200 what we would call significant clients. By significant clients it’s over 70% of our clients have revenues in excess of a billion dollars a year. And we don’t have a concentration issue either. Unlike many companies that have a 20/80, where 20% of the clients apply 80% of the revenues, in our business 100 clients provide 70% of the revenues.
     Kanchana: Okay. And one final question for Wipro. I guess in the press release you do mention that Wipro’s is ADM and the BP you’re offering will actually be re-enhanced. Can you give us a little more information on that? And also with respect to, you know, since Infocrossing actually hasn’t gone into offshore now would that be an issue once you start, I mean, as they start moving offshore?
     Suresh Vaswani: I didn’t get your question exactly, but I thought you were asking us how would we achieve our cross selling synergies that we have talked a lot about. There is—in the analysis of the 200 odd customers that Infocrossing has and the 600 odd customers that Wipro has, there is very little overlap. These customers have longstanding relations with Infocrossing so it is conceivable that a substantial number of them would be customers of different services whether they’re other infrastructure outsourcing services or they’re packaged applications services or they’re ADM services. We have factored in some numbers for those based on our knowledge of what we do in these areas. And those services have also, in some cases like when we are doing application management—
     Operator: You are currently the only participant in this conference. Please press star, zero if you have a dial out for this call.
     Suresh Vaswani: Hello, are you there? Hello? Hello?
     Operator: Thank you. Your next question is coming from Julio Quinteros of Goldman Sachs.
     Julio Quinteros: Hey guys. The system here definitely needs some work. Hopefully, it’s not one of the new ones here that you guys have acquired. I’m just wondering when I look at this acquisition here, first of all, what is the margin sort of model that we need to think about? Obviously, you know, this being a little bit lower margin model than what we’re used to, how do I think about sort of the dilution from a GAAP perspective to the Wipro numbers? Excuse me.

     Suresh Vaswani: We are not at this point of time giving margin numbers for this particular acquisition. We have—well what we have done is we have done projections of what kind of margins we would get going forward from the synergies that we are going to get. We think in the 24 to 36 months that we will be able to get significant margin enhancements to be in line with the (inaudible) business that we have. And we are fairly confident of us hitting those numbers.
     In the overall revenue, overall size of the infrastructure business in 24 to 36 months with this acquisition will touch a billion dollars. It will be by far the largest offshore-based infrastructure services in that point of time.
Julio Quinteros: In looking at the—
     Suresh Vaswani: One more question—one more response. In terms of dilution, dilution of growth rates that we will get, because that was a question that you and someone else asked, it will not be material to us, and I think our estimation is in the first year of consolidation, which will probably be calendar 2008, it could be at best—dilution at best could be 100 basis points, which in turn (inaudible).
     Julio Quinteros: Okay. Great. And then just real quickly the—just in looking at the deal, their price value is like $600 million or something along those lines of book value for IFOX is roughly $128 million. That’s as of the first quarter of 2007. So what we’re looking at is, you know, fairly good significant of good will and other tangibles, amortization that’s a part of this transaction. Assuming that a big part of the margin pressure you’re talking about most of that’s going to most likely end up coming from the increased amortization expenses. Is that correct?
     Suresh Vaswani: Some of it yes because Infocrossing has grown to acquisitions between 2001 and 2005 and the last two years have been organic growth.
     Julio Quinteros: Okay. Great. Thanks, guys. Good luck.
     Operator: Thank you. Your next question is a follow-up question coming from Trip Chaudhary of Global Equities.
     Trip Chaudhary: Thank you. I have been still trying to get my hands around Infocrossing as a company. A few questions here. How much square feet of your data center capacity do you have right now?
     Zach Lonstein: We have approximately 200,000 square feet of raised floor.
     Trip Chaudhary: Okay. And are they SO 7035 compliant data centers?
     Zach Lonstein: Are they what?
     Trip Chaudhary: Are they SO 7035 data centers?
     Zach Lonstein: Yes.

     Trip Chaudhary: Okay. That’s all. Basically we probably not have to go for further certification of your data center if they want to provide software as a service basically?
     Zach Lonstein: That’s correct.
     Trip Chaudhary: That’s good. Now, also from the Wipro side, you know, as our client—my clients are Wipro shareholders and the email I have got from them and they are not comfortable with the deal and probably with this conference call also because it’s very light on details and I can understand very much so.
     First question is for, I don’t know the CEO’s name, but who is from Infocrossing. In the new company what is your new role that you’re going to take?
     Sudip Banerjee: Can you repeat that question again, please?
     Trip Chaudhary: Yes. In the merged company what is the existing CEO’s role going to be? What will his title be in the company and what procedures do you have in place and how long is he committed to be in the merged company?
     Sudip Banerjee: Again, you know, I’m not sure whether we can answer all those questions. But very simply put, this will become a key service line within the Wipro offerings. So, for example, we have infrastructure services as a service line. We have testing services as a service line; we are packaging implementation as a service line. So Infocrossing will become a service line within the Wipro scheme of things, responsible for the service that they represent and also responsible for making sure that the (inaudible) on the larger of the capability and customer base in terms of greater business.
     Trip Chaudhary: That is fine. You’re selling a concept, you are not a product. Let me ask you again. Let me ask you point blank, the current management team that is at Infocrossing, what are their new roles that could happen in the merged company? Do you know it, yes or no?
     Zach Lonstein: Yes we do.
     Trip Chaudhary: Okay. That is fine. What will those titles be?
     Sudip Banerjee: Exactly what Suresh Vaswani said, it’s a separate division and the CEO will be the head of that division.
     Trip Chaudhary: And for how many years is he committed to the new company?
     Sudip Banerjee: Pardon me? How many?
     Trip Chaudhary: For how many years is he committed to the new company?
     Sudip Banerjee: As long as he can.

     Trip Chaudhary: That is a problem because, like, we have given cash out to the company without having some sort of indication on the conference call. Like what programs and procedures are in place to keep the existing management.
     Sudip Banerjee: There is a Wipro conference call at 9:30 p.m. Eastern if you want to know other details, you could dial in Trip.
     Trip Chaudhary: We will do so. Thank you very much.
     Zach Lonstein: Operator, before you continue, I’d like to be able to allow Mr. Suresh Senapaty who is the CFO of Wipro, he’s dialed in as an observer, not a participant and we would like to allow him to answer calls as well.
     Operator: Yes, sir, his line needs to be muted from his line. That’s where the echoing and the feedback is coming from, his line. Our next question is coming from Fred Milligan of Sanders, Morris, Harris.
     Fred Milligan: Hey, Zach. How are you?
     Zach Lonstein: Good, Fred, and how are you?
     Fred Milligan: Fine. How are you?
     Zach Lonstein: Very well, thank you.
     Fred Milligan: So, you’re staying on are you?
     Zach Lonstein: That’s my plan.
     Fred Milligan: Okay. What—how long has this been considered? Has this been something that’s been out there for years?
     Zach Lonstein: Again, the details on how this deal came together will be presented in the tender offer document and I’m not at liberty to really go into it, not that I’m avoiding it, it’s simply a legal technicality. Not to be embarrassed about it we’re actually very proud of the relationship and how it came together.
     Fred Milligan: Okay. Were there other possibilities that were considered?
     Zach Lonstein: Fred, again, I have to push back on that and say that the—how this deal came together and all the other opportunities and options will be described in the tender offer documents and again, as I said to you there’s nothing that we’re embarrassed to say only that from a legality—from a legal point of view and the world we live in I’m not permitted to say anything other than what’s in the tender offer documents, which will describe the situation precisely.
     Fred Milligan: Well, how big is the merger document going to be?

     Zach Lonstein: However big it needs to be. One thing we don’t have a shortage of in this country is paper.
     Fred Milligan: Okay. Thanks. Good luck.
     Zach Lonstein: Thank you, Fred.
     Operator: Thank you. Your next question is coming from Ashish Thadani of Gilford Securities.
     Ashish Thadani: Yes. Could you talk a little bit more about your planned profile and where the primary focus is, whether it’s in midsize companies and how specifically this might enhance Wipro’s ability to win larger deals and clients. And secondly, in the infrastructure management business does Wipro now have all the components to bid for large contracts being awarded or considered by some of the Indian companies?
     Zach Lonstein: I’ll answer the first part of it, which is the client profile. And as I’ve said before, 70% of our clients have revenues in excess of $1 billion a year. So they fit in very well, I think, with the target clients for Wipro International. And G.K. Prasanna, who is the Senior Vice President for Technology Infrastructure, is going to answer the second part of the question as to whether we now have the capabilities to compete for total outsourcing service deals.
     G.K. Prasanna: Hi, this is Prasanna. In fact, you touched upon the exact rationale. Wipro already is competing and is winning several large deals across the world today in the infrastructure services world. However, there is a continuing requirement for the kind of services that Infocrossing today has, which is the real reason why we were looking around at this particular capability. And then this is why we are so excited.
     This is a very complementary kind of thing. We have the reach, we have the client trust, we have the global delivery model and what this transaction brings together is capability of Wipro combined with the data center and mainframe capability that Infocrossing’s center has, which practically (inaudible).
     This is why we believe that we can go out to the (inaudible) and win these accounts against our global competition especially the renewal of contracts coming up in 2007. This is why it is so exciting for both companies in terms of (inaudible).
     Ashish Thadani: Is there any way that you can put a value on replicating some of these assets that you talked about like the data centers and the mainframe capabilities?
     Zach Lonstein: Well, we have over 200,000 square feet of data center, raised floor data center, in five different locations, each of them in a standalone building. The current cost to build new data center space is between $1,000 and $1,500 a square foot. Simply to rebuild the data center portion of the building would cost about $300 million, between $200 million and $300 million.
     In addition, each building can be expanded for a relatively modest cost and we determined that for less than a $20 million cost, which is largely related to electrical upgrade that we would need, we can more than—we can increase more than double our revenue. And so we have a lot of leverage built in through our business model. And the data centers are extremely, extremely valuable.
     If you’re familiar with what’s going on in the States and from all the large service providers, building new data centers and the (inaudible) data centers that existed after 2000—2001 are completely gone. And everyone is now rushing around building significant new data centers. So we think the assets themselves are extremely valuable.
     Suresh Vaswani: And I just wanted to—on one more point. This is Suresh Vaswani here. Wipro is clearly compared to our peers in India (inaudible) so far as the infrastructure services segment is concerned. By making this acquisition we have clearly moved our service offerings to the customer several marches ahead.
     And second is we also responded to our global customers who clearly have said in many, many cases that they would like for us to offer or they would like for us to own data center services in context of the markets that we operate in. This is really a further validation about our extremely high focus and seriousness in the infrastructure services space.
     We clearly believe that this is a service line where we can strongly differentiate ourselves and where we compete (inaudible) with respect to the global (inaudible).
     Sudip Nandy: And this is Sudip Nandy. What Suresh is saying is that this is therefore (inaudible) following the data center challenge (inaudible) in an asset light mode, in a (inaudible) services model (inaudible) I’m giving a reach across the length and breadth of the US for customers who did not move their data outside the country, a very (inaudible) component.
     It also taking along with that a very rare mainframe skill set and most important and you need to have all three. You need to have the asset light model that we have acquired, you need to have the mainframe skill set and you need to have an experienced management team to manage all of that. We are getting all of the three in one (inaudible).
     Ashish Thadani: Understood. That’s extremely helpful. Thank you so much.
     Operator: Thank you. Your next question is coming from Radah Razubi
     Radah Razubi: I pressed star, one just to let Mike and you know that Senapaty is waiting on the other line. He wanted to participate, but he has not been able to.
     Suresh Vaswani: His line is echoing. That’s what the operator is saying. We tried to get him in.
     Radah Razubi: Okay. He’s still trying. I just wanted to keep you informed. Thank you.
     Operator: Thank you. Your next question is coming from Abhi Gami of Bank of America.

     Abhi Gami: Thanks. Zach, you said in this call or Wipro said in this call that they can pretty much double your operating margin over the next two to three years. Could you have done this on your own as a company and if so (inaudible) let me ask that question first.
     Zach Lonstein: We did have plans to continue to enhance. Our margins have been every quarter for the last—since the beginning of 2006, and we did have plans to literally double our operating margins, not double our operating margins, just about double our EBITDA margin.
     But with the expanded growth rate that we are going to achieve, that we expect to achieve would be (inaudible) Wipro consolidation and the joint go to market strategy, we expect this to happen much faster on a much larger scale, and in fact, at an enhanced rate.
     Abhi Gami: What is the average duration of your backlog contracts? Does your two to three, your operating margin target indicate that you’ll go back for pricing increase or is there some sort of value upsell or is that target could be achievable as contracts roll off and new contracts come on?
     Zach Lonstein: You know what we have I think it’s important and I think over time the analyst group will understand, our contracts really for the most part do not roll off. This is not project-oriented work. So this is—our contracts not only last, you know, on the average, four years, but typically renew. So, we have clients that are with us ten years. We sign a client and it’s a $200,000 or $300,000 a month and it can be a ten year stream of revenue. That’s the part of the business that we see, recurring aspect of our business that I personally find so appealing.
     So, it’s not really a roll off situation at all and in addition, we do expect to significantly cross sell additional services. We are already engaged in that program selling managed services WinTel type UNIX or whatever services to our mainframe clients and mainframe services to our server clients and we were achieving a lot of success.
     I’ll give you a quick example. We have an international oil company as a client. We started out seven or eight years ago as simply a mainframe client and they are still now a mainframe client, but in addition has given us over 600 servers to manage, 450 of them are in our data center, 150 of them are in the client’s facilities.
     So that’s a typical growth strategy for us. And, again, now we would like to sell application development services, support services, and all the other kinds of services that (inaudible) Wipro. And we are behind the gates with this client so to speak. We don’t have to break down the door to get to them, we speak to these clients every single day. So the access is unparalleled.
     Abhi Gami: That’s great. I appreciate that. One last quick follow-up on that then, is have you been assigning subcontractors for the other work historically or it that business that just never flowed for you at all?
     Zach Lonstein: In some cases we had relationships and right now, for example, we are going to market with Wipro on a very large opportunity and that’s no uncommon for us, but very often these requests from clients, either we just simply recommended somebody or they went unanswered.

     Abhi Gami: Thank you very much.
     Operator: Thank you. Your next question is coming from Mark (inaudible) of Piper Jaffray.
     Mark: Zach, I think earlier you mentioned in your capacity utilization is approximately 50% and I’m curious, is there a certain amount of excess capacity that’s “normal” to meet your service level objectives with your clients?
     Zach Lonstein: You know historically in the industry everyone says that you really can’t get to 100% capacity, and, you know, 90% maybe is the maximum capacity. And two things about that. One is the footprint of equipment gets continuously smaller, so actually the capacity in a strange way the size of the data center is increased.
     But the limiting factor really and from a capacity point of view for the most part, yeah the corollary to that is so we are able to put more equipment in less space, but the electrical demand increases significantly. And that’s been—it started to become really the gating factor in terms of data center expansion in the US.
     And we — our data centers especially two of them are superbly designed to allow for incremental expansion with minimal incremental cap ex. And so we have significant capability for the foreseeable future. I mean, we’re talking about no matter how fast we grow, we are a couple of years away from any capacity issues, more than a couple.
     Mark: And Zach, just as a follow-up. What was your utilization say two to three years ago?
     Zach Lonstein: Well, you know, you really—in a sense, we’re an unknown company. We grew the company to a great extent by acquisition, so if you look back two to three years ago, we had a couple of acquisitions less and each time we made an acquisition for the most part, we acquired, last acquisition we acquired two data centers. And so we were at 50% capacity two years ago with three data centers and now we’re at 50% capacity with five data centers
     Mark: Okay. Thank you for the color.
     Operator: Thank you. Your next question is coming from Anthony Miller of (inaudible) Research.
     Anthony Miller: Yes I have a couple of follow-up questions if I might. First thing, I was just a bit unclear about the organizational structure of the deal if the deal goes through because I think he said that IFOX will run as some sort of separate subsidiary. So, I guess my first question is, you know, who will actually own Wipro’s infrastructure management services post the acquisition or will there, in fact, be two infrastructure management services groups and how will that work in terms of go to market?
     Suresh Vaswani: Okay. This is Suresh Vaswani here. So number one in terms of structure of the business—it will become a business unit service line as a part of the Wipro’s organization structure. So that is the first point. Second point, is the business. Infocrossing has an ongoing business, has good potential for growth, right, and has limited terms of addressing the market today.

     So that we absolutely will make sure that it continues to do so and the focus remains in terms of let’s say traditional Infocrossing business. The third—the second point is the enormous possibility of cross leveraging between let’s say our traditional infrastructure services line and the Infocrossing business.
     So we will have a go to market mechanism of our selling Infocrossing services in (inaudible) of the (inaudible) accounts of Wipro selling their services, which would include application services into potential Infocrossing accounts. And like I said at the beginning of the call in total outsourcing type of contracts which need data center capability and a lot of the total outsourcing contracts do need that, we would go jointly between the existing infrastructure services plate and the Infocrossing plate into the market place.
     So, you know, this sort of addresses the whole rationale of our acquisition in terms of the enormous leveraging capability that is there between the two organizations. You can have a follow-up question in case I’ve been too wordy on this.
     Anthony Miller: I must admit I’m not convinced because it really does sound like then Wipro is going to have two infrastructure management businesses and I don’t really understand why you’re not lashing the two together pretty much from day one with a single leader and just get that out of the way so that you can go to market as Wipro rather than Wipro and Infocrossing or whatever branded combination you might be looking at.
     Suresh Vaswani: Okay. So, therefore, let me just sort of step in here. I am Suresh Vaswani. I would be the integrated leader as I am across most of the infrastructure services. I would be the integrated leader so to speak. The reason why we would keep this as a distinctive offering is because there is a run rate that Infocrossing has, there is a consumer base Infocrossing has, and there is a growth strategy that Infocrossing on a standalone basis has that we absolutely want to make sure that we sustain.
     And then—so it’s a plus. Keeping it distinctive is really a plus to make sure that we don’t disrupt the existing business and we continue the momentum on the existing business but also divide the synergies as a part of the (inaudible) owner of the two organizations. So we believe that is the best strategy in terms of making sure that we get a multiplier growth.
     Anthony Miller: Okay. And could you also just elaborate a little bit on what you do see as the cross selling opportunities of Wipro’s other IT services to IFOX accounts? I don’t know whether it was alluded to before, but if you look at the broad sort of panoply of IFOX’ client base are there also other systems integrators in there either US or for that matter Indian or is it virgin territory for Wipro now?
     Suresh Vaswani: The way I would answer that is there is a set of Infocrossing accounts, there is a set of Wipro accounts and (inaudible) between the Wipro accounts and the Infocrossing accounts, and, therefore, that gives us—gives both Infocrossing and Wipro tremendous possibilities in terms of leverage. So if there is a large Infocrossing account with a strong (inaudible) base, it becomes a logical play for us to offer more infrastructure services (inaudible), to offer more application services. And we—Wipro (inaudible) addresses a large client base where we have, you know, fairly deep (inaudible) attraction and they’re looking for more and more services from us including data center services. So it becomes a potential for Wipro to take Infocrossing into that base.
     Zach Lonstein: And you know the opposite side of that is that the Infocrossing accounts we provide managed services, but only up to the operating system, not into the application itself. Yet, many of our clients now would like us to provide services both from an application development, an application maintenance point of view and we do not have that capability to any significant (inaudible). And so we will now be able to offer those services to our existing client base and in some opportunities that we come across, we are in fact closed out because we do not offer those services. So we will be able to offer those services going forward.
     Sudip Nandy: Anthony, this is Sudip Nandy. In response to your previous question, there is a single offering that goes with the infrastructure services from Wipro. For the fledgling mainframe services that Wipro has will be much into the mainframe services that Infocrossing brings along. The hosting and the data center capability Wipro does not have would be the primary offering that Infocrossing appears to have. The remote infrastructure management for the (inaudible) and all of that will be for services that (inaudible) business, so they (inaudible) marketed area there’s no overlap. And the go to markets for (inaudible) account is very (inaudible). But it is (inaudible) all common clients, there is commonality, there is also a distinct customer set (inaudible) the term collective outsourcing before, which (inaudible) to be different for Infocrossing.
     Anthony Miller: All right, guys. Thanks very much. (Inaudible) I’ll probably suggest this (inaudible) we can at some point produce a couple of extra charts, which just kind of shows how this will all work together it will be very helpful for (inaudible) investment.
     Operator: Thank you. Once again if you do have a question, you may press star and then the number one on your telephone keypad at this time.
     Zach Lonstein: Operator?
     Operator: We have no one else in queue, sir.
     Zach Lonstein: Okay. Very good. Hopefully—thank you all for joining us and we look forward to talking to you again in the future. Thank you for your very insightful questions and have a good day.
     Operator: Thank you. This concludes today’s teleconference. You may now disconnect.